DREYFUS BALANCED FUND
STATEMENT OF FINANCIAL FUTURES
November 30, 2004 (Unaudited)

	Contracts	Market Value Covered by Contracts (s)	Expiration	Unrealized Appreciation/ (Dpreciation) at 11/30/2004 ($)
Financial Futures Long:				
U.S. Treasury 5 year Notes	16	1,755,500	December 2004	**0**

See notes to financial statements.

DREYFUS BALANCED FUND

Statement of Investments (Unaudited)

November 30, 2004

Common Stocks-62.7%	Shares		Value
Consumer Discretionary-7.1%			
Carnival	13,700		726,237
Comcast, Cl. A	16,745	[a]	503,020
Disney (Walt)	24,000		645,120
DreamWorks Animation SKG, Cl. A	1,900	[a]	70,224
Federated Department Stores	8,400		460,320
Hilton Hotels	46,300		956,558
Home Depot	24,000		1,002,000
International Game Technology	8,700		307,545
Lamar Advertising	10,800	[a]	425,952
Liberty Media	30,800	[a]	318,164
PetSmart	9,900		339,273
Staples	22,900		730,739
Target	8,600		440,492
Time Warner	35,500	[a]	628,705
Univision Communications, Cl. A	11,500	[a]	346,150
Viacom, Cl. B	20,165		699,725
			8,600,224
Consumer Staples-5.3%			
Altria Group	23,000		1,322,270
Dean Foods	11,200	[a]	354,704
General Mills	5,000		227,450
Kellogg	10,000		437,000
PepsiCo	29,300		1,462,363
Procter & Gamble	18,600		994,728
Wal-Mart Stores	30,000		1,561,800
			6,360,315
Energy-5.2%			
Anadarko Petroleum	10,500		730,800
BP, ADR	6,900		423,315
ChevronTexaco	22,300		1,217,580
ConocoPhillips	6,000		545,940
Exxon Mobil	65,800		3,372,250
			6,289,885
Financial-12.7%			
American Express	8,000		445,680
American International Group	21,351		1,352,586
Axis Capital Holdings	9,000		234,540
Bank of America	35,924		1,662,203
Bank of New York	12,500		411,375
Capital One Financial	6,400		502,912
Citigroup	45,733		2,046,552
Countrywide Financial	33,498		1,112,469
Federal National Mortgage Association	14,400		989,280
Fidelity National Financial	14,300		613,327

Fifth Third Bancorp	7,200	362,592
Goldman Sachs Group	8,200	859,032
J.P. Morgan Chase & Co.	27,380	1,030,857
Merrill Lynch	10,500	584,955
Morgan Stanley	11,400	578,550
Wachovia	12,200	631,350
Wells Fargo	17,800	1,099,506
Willis Group Holdings	19,900	753,215
		15,270,981
Health Care-8.7%		
Abbott Laboratories	8,700	365,052
Bard (C.R.)	4,000	239,640
Bristol-Myers Squibb	27,100	636,850
Community Health Systems	11,000 [a]	304,150
Genzyme	10,900 [a]	610,509
Gilead Sciences	11,300 [a]	389,398
Guidant	4,000	259,320
Hospira	14,400 [a]	464,112
Johnson & Johnson	22,200	1,339,104
Lilly (Eli) & Co.	8,300	442,639
Medtronic	8,400	403,620
Novartis, ADR	18,500	888,925
PacifiCare Health Systems	7,000 [a]	338,800
Pfizer	69,400	1,927,238
Schering-Plough	62,900	1,122,765
Thermo Electron	25,000 [a]	756,250
		10,488,372
Industrial-7.6%		
AMR	21,500 [a]	194,145
Caterpillar	9,000	823,950
Danaher	9,000	511,920
Eaton	17,500	1,179,500
Emerson Electric	17,400	1,162,668
General Electric	84,100	2,973,776
3M	8,000	636,720
Tyco International	15,100	512,947
United Parcel Service, Cl. B	9,000	757,350
United Technologies	4,400	429,352
		9,182,328
Information Technology-10.7%		
Accenture	16,500 [a]	428,010
Altera	9,500 [a,b]	215,460
Amdocs	16,600 [a]	429,110
Cisco Systems	46,900 [a]	877,499
Computer Sciences	9,100 [a]	492,310
Dell	32,100 [a]	1,300,692
First Data	8,800	361,592
Intel	44,600	996,810
International Business Machines	20,300	1,913,072
Microsoft	89,900	2,410,219
Motorola	14,200	273,492

National Semiconductor	22,100	341,666
Oracle	70,600 [a]	893,796
QUALCOMM	11,600	482,792
SunGard Data Systems	16,200 [a]	429,462
Texas Instruments	12,600	304,668
VeriSign	23,000 [a]	756,700
		12,907,350
Materials-1.8%		
Air Products & Chemicals	13,200	755,700
du Pont (E.I.) de Nemours	26,600	1,205,512
Sigma-Aldrich	3,900	232,947
		2,194,159
Telecommunication Services-1.7%		
SBC Communications	50,200	1,263,534
Verizon Communications	20,400	841,092
		2,104,626
Utilities-1.9%		
Consolidated Edison	9,000	394,650
Dominion Resources	6,100	399,367
Exelon	10,100	421,271
FPL Group	5,000	351,650
KeySpan	6,600	260,832
Southern	13,200	432,828
		2,260,598
Total Common Stocks		**75,658,838**
(cost $63,042,256)		

	Principal Amount ($)	Value ($)
Bonds and Notes-34.1%		
Airlines-0.%		
US Airways,		
Enhanced Equipment Notes,		
Ser. C, 8.93%, 10/15/2009	114,798 [c]	**11**
Asset-Backed Certificates-Credit Cards-.7%		
MBNA Master Credit Card Note Trust,		
Ser. 2002-C1, Cl. C1, 6.8%, 7/15/2014	343,000	378,304
Saxon Asset Securities Trust,		
Ser. 2004-2, Cl AF2, 4.15%, 08/25/35	441,000	440,733
		819,037
Auto Manufacturing-.1%		
General Motors,		
Sr. Notes, 8.375%, 7/15/2033	120,000	**122,487**
Banks-.5%		
Bank of America,		
Sr. Notes, 4.375%, 12/1/2010	665,000	**664,291**

Commerical Services-.4%
Pitney Bowes,
  Notes, 4.75%, 5/15/2018 | 495,000 | **471,095**

Computers-.1%
International Business Machines,
  Sr. Notes, 4.75%, 11/29/2012 | 65,000 | **65,498**

Consumer Products-.2%
Kimberly-Clark,
  Notes, 5%, 8/15/2013 | 260,000 | **265,406**

Diversified Financial Services-.6%
Boeing Capital,
  Bonds, 5.8%, 1/15/2013 | 80,000 | 85,262
Ford Motor Credit:
  Notes, 2.07%, 3/13/2007 | 55,000 [d] | 54,109
  2.79%, 9/28/2007 | 160,000 [d] | 158,842
Morgan Stanley,
  Sub. Notes, 4.75%, 4/1/2014 | 245,000 | 236,711
Goldman Sachs,
  Notes, 3.875%, 1/15/2009 | 250,000 [b] | 248,429
| | **783,353**

Electric-.4%
Public Service Company of Colorado,
  First Collateral Trust Bonds, Ser. 12, 4.875%, 3/1/2013 | 149,000 | 149,622
TXU Energy,
  Sr. Notes, 7%, 3/15/2013 | 300,000 | 332,699
| | **482,321**

Electrical Components & Equipment-.2%
Emerson Electric,
  Bonds, 4.5%, 5/1/2013 | 200,000 | **196,355**

Financial-.2%
GMAC,
  Notes, 6.75%, 2014 | 203,000 | **200,600**

Food & Beverages-.2%
Miller Brewing,
  Notes, 4.25%, 8/15/2008 | 135,000 [e] | 135,851
Pepsi Bottling,
  Sr. Notes, Ser. B, 7%, 3/1/2029 | 95,000 | 111,597
| | **247,448**

Forest Products And Paper-.0%
International Paper,
  Notes, 5.85%, 10/30/2012 | 55,000 | **58,218**

Insurance-.2%
Aspen Insurance,
  Sr. Notes, 6%, 8/15/2014 | 220,000 [e] | 218,454

Chubb,		
Notes, 6%, 11/15/2011	70,000	74,631
		293,085
Mining & Metals-.0%		
Alcoa,		
Notes, 4.25%, 8/15/2007	55,000	**55,959**
Oil & Gas-.1%		
ConocoPhillips,		
Notes, 4.75%, 10/15/2012	115,000	**116,181**
Real Estate-.1%		
EOP Operating,		
Sr. Notes, 7%, 7/15/2011	80,000	**89,654**
Residential Mortgage Pass- Through Certificates-1.8%		
Argent Securities,		
Ser. 2004-W5, Cl. AF4, 4.01%, 4/25/2034	500,000	493,293
First Horizon Alternative Mortgage Securities I,		
Ser. 2004-FA1, Cl. A1, 6.25%, 2034	981,426	1,012,731
Freddie Mac,		
Ser. 2586, Cl. WE, 4%, 12/15/2032	74,142	73,991
Residential Asset Mortgage Products		
Ser. 2003-RS8, Cl. A4, 4.223%, 9/25/2028	625,000	627,564
		2,207,579
Restaurants-.3%		
Tricon Global,		
Sr. Notes, 8.875%, 2011	270,000	**331,810**
Structured Index-1.8%		
Morgan Stanley Traded Custody Receipts:		
Ser. 2002-1, 5.878%, 3/1/2007	2,146,000 [e,f]	**2,230,070**
Telecommunications-.9%		
British Telecommunications,		
Notes, 8.375%, 12/15/2010	266,000	317,155
Knight-Ridder,		
Notes, 4.625%, 2014	296,000	288,413
Sprint Capital,		
Notes, 6%, 1/15/2008	211,000	225,265
Verizon Florida,		
Debs., 6.125%, 1/15/2013	143,000 [b]	150,671
Verizon Wireless Capital,		
Notes, 5.375%, 12/15/2006	45,000	46,729
		1,028,233
U.S. Government-11.0%		
U.S. Treasury Notes:		
7.5%, 2/15/2005	2,137,000	2,163,542
U.S. Treasury Inflation Indexed Bonds:		
0.875%, 4/15/2010	4,522,513	4,482,901
U.S Treasury Inflation Protection Securities:		
3.375%, 4/15/2032	1,070,850	1,362,005
2%, 7/15/2014	5,110,388	5,233,321

		13,241,769
U.S. Government Agencies/Mortgage-Backed-14.3%		
Federal Home Loan Mortgage Corp.:		
Mortgage Backed:		
5.5%, 7/1/2034-9/1/2034	55,287	56,448 [a]
6.5%, 5/1/2032	63,155	66,274
REMIC, Gtd. Multiclass Mortgage Participation Cfts.:		
Ser. 2612, Cl. LJ, 4%, 7/15/2022	476,072	479,176
Ser. 2693, Cl. MH, 4%, 9/15/2027	500,000	482,837
Federal National Mortgage Association:		
Mortgage Backed:		
5.5%, 4/1/2033-9/1/2034	2,082,578	2,110,518
6%, 51/1/2033-9/1/2034	573,757	593,939
6.88% 2/1/2028	921,150	1,017,530
8%, 1/1/2030-11/1/2030	371,258	403,452
Government National Mortgage Association I:		
Mortgage Backed:		
5.5%, 12/1/2030-6/15/2034	3,346,404 [g]	3,404,796
6%, 12/15/31-2/15/2034	8,230,465 [g]	8,520,179
6.5%, 6/15/2032	81,322	85,796
		17,220,945
Total Bonds and Notes		
(cost $41,508,829)		**41,191,405**

Other Investments-5.7%	Shares	Value($)
Registered Investment Companies:		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $6,837,000)	6,837,000 [h]	**6,837,000**

Investment Of Cash Collateral for Securities Loaned-.6%	Shares	Value($)
Registered Investment Company:		
Dreyfus Institutional Cash Advantage Money Market Fund		
(cost $642,800)	642,000 [h]	**642,000**

Total Investments(cost $112,030,885)	103.1%	**124,329,243**
Liabilities, Less Cash and Receivables	(3.1%)	**(3,715,051)**
Net Assets	100.0%	**120,614,192**

a Non-income producing.

b All or a portion of these securities are on loan. At October 31, 2004, the total market value of the fund's securities on loan is
* $614,560 and the total market value of the collateral held by fund is $642,000.*

c Non-income producing--security in default.

d Variable rate security- interest rate subject to periodic change.

e Securities exempt from registration under rule 144A of the Securities Act of 1933. These securities have been determined to be liqiud by
the Board of Directors. These securities may be sold in transactions exempt from registration normally to qualified institutional buyers.
At November 30, 2004 these securities amount to $2,584,375 or 2.14% of the net assets.

f Security linked to a portfolio of investment grade debt securities.

g Purchase on a forward commitment basis.

h Investments in affiliated money market mutual funds

Securities valuation policies and other investment related disclosures are hereby incorporated by reference in the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.